Exhibit 99.7

NEWS RELEASE

Pierre-Luc Quimper Files Early Warning Report

February 28, 2020 – Pierre-Luc Quimper announces that he has filed an early warning report (the “Early Warning Report”) in accordance with National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, in connection with the purchase and sale of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”), as described below.

When the Corporation became a reporting issuer on June 13, 2019 (upon being issued a receipt for its final prospectus dated June 12, 2019), Mr. Quimper had control and direction (by way of Prosum Management Inc., a corporation of which he owns 100% of the outstanding securities) over 8,967,845 Common Shares, representing approximately 15.71% of the then-outstanding Common Shares.

Between June 12, 2019 and the time at which he seized to have control and direction over 10% of the of the outstanding Common Shares (which occurred on October 21, 2019), Mr. Quimper has sold an aggregate of 642,208 Common Shares and purchased an aggregate of 8,000 Common Shares (for a net decrease of 634,208 Common Shares), as set forth in the table below. As a result, Mr. Quimper holds fewer than 10% of the outstanding Common Shares.

Date	Number of Common Shares Sold	Number of Common Shares Purchased	Market	Price per Common Share	Total Consideration
July 15, 2019	130,208	-	Private sale	$0.0008	$104.1664
July 15, 2019	100,000	-	Private sale	$0.99	$99,000
September 23, 2019	111,000	-	TSX Venture Exchange (“TSXV”)	$0.9372	$104,029.20
September 24, 2019	20,000	-	TSXV	$0.95	$19,000
September 25, 2019	14,500	-	TSXV	$0.8586	$12,449.70
September 26, 2019	20,000	-	TSXV	$0.8445	$16,890
September 27, 2019	2,500	-	TSXV	$0.79	$1,975
September 27, 2019	2,500	-	TSXV	$0.81	$2,025
September 27, 2019	35,000	-	TSXV	$0.86	$30,100
September 27, 2019	10,000	-	TSXV	$0.87	$8,700
September 30, 2019	2,500	-	TSXV	$0.77	$1,925
September 30, 2019	2,500	-	TSXV	$0.78	$1,950

Date	Number of Common Shares Sold	Number of Common Shares Purchased	Market	Price per Common Share	Total Consideration
September 30, 2019	5,000	-	TSXV	$0.83	$4,150
October 11, 2019	1,000	-	TSXV	$0.55	$550
October 11, 2019	-	5,000	TSXV	$0.54	$2,700
October 11, 2019	3,000	-	TSXV	$0.56	$1,680
October 11, 2019	3,500	-	TSXV	$0.57	$1,995
October 11, 2019	22,500	-	TSXV	$0.58	$13,050
October 11, 2019	44,500	-	TSXV	$0.60	$26,700
October 11, 2019	10,000	-	TSXV	$0.61	$6,100
October 11, 2019	3,500	-	TSXV	$0.62	$2,170
October 11, 2019	1,000	-	TSXV	$0.625	$625
October 11, 2019	2,000	-	TSXV	$0.64	$1,280
October 15, 2019	-	1,000	TSXV	$0.53	$530
October 15, 2019	-	1,000	TSXV	$0.54	$540
October 15, 2019	3,000	-	TSXV	$0.54	$1,620
October 15, 2019	-	1,000	TSXV	$0.55	$550
October 15, 2019	1,000	-	TSXV	$0.56	$560
October 15, 2019	1,000	-	TSXV	$0.60	$600
October 16, 2019	500	-	TSXV	$0.51	$255
October 16, 2019	14,500	-	TSXV	$0.52	$7,540
October 16, 2019	5,000	-	TSXV	$0.53	$2,650
October 17, 2019	4,000	-	TSXV	$0.51	$2,040
October 17, 2019	10,000	-	TSXV	$0.52	$5,200
October 17, 2019	10,000	-	TSXV	$0.53	$5,300
October 17, 2019	5,000	-	TSXV	$0.54	$2,700
October 17, 2019	5,000	-	TSXV	$0.55	$2,750
October 18, 2019	4,000	-	TSXV	$0.51	$2,040
October 18, 2019	24,000	-	TSXV	$0.52	$12,480
October 18, 2019	2,000	-	TSXV	$0.53	$1,060
October 21, 2019	6,500	-	TSXV	$0.51	$3,315

Mr. Quimper is party to an escrow agreement dated June 12, 2019 (the “Escrow Agreement”), under which his Common Shares are held in escrow by TSX Trust Company and will be released as per the following schedule:

Date	Number of Common Shares to be Released
July 16, 2020	896,784
January 16, 2021	896,784
July 16, 2021	1,345,177
January 16, 2022	1,345,177
July 16, 2022	3,587,139

The Escrow Agreement does not limit Mr. Quimper’s ability to exercise the voting rights attached to his Common Shares held in escrow.

A copy of the Escrow Agreement is available on SEDAR.

Mr. Quimper, whose address is 630 Sherbrooke Street West, Suite 301, Montreal, Quebec H3A 1E4, holds his securities of the Corporation for investment purposes. Depending upon the circumstances, Mr. Quimper may, from time to time, acquire additional securities of the Corporation or sell all or a portion of the securities of the Corporation previously acquired.

For further information or to obtain a copy of the Early Warning Report, please contact:

Ali Amadee, Partner

Dentons Canada LLP

1 Place Ville Marie, 39th Floor

Montreal, QC H3B 4M7

(514) 878-8876

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